Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: 2007 FINANCIAL CALENDAR

Torino, Milano, 30th January 2007 — Today, the meetings of Intesa Sanpaolo’s Supervisory Board chaired by Giovanni Bazoli and Management Board chaired by Enrico Salza took place and approved the financial calendar for 2007. Dates are subject to changes.

23rd March 2007	Meeting of the Management Board to approve the drafts of the Parent Company’s financial statements and the drafts of the consolidated financial statements of Banca Intesa and Sanpaolo IMI for 2006

12th April 2007	Meeting of the Management Board to approve the 2007-2009 Business Plan and propose net income allocation

12th April 2007

Meeting of the Supervisory Board to approve the Parent Company’s financial statements and the consolidated financial statements of Banca Intesa and Sanpaolo IMI for 2006 and the 2007-2009 Business Plan and to propose net income allocation

30th April 2007	First call to the Ordinary Shareholders’ Meeting for approval of the proposal of net income allocation and appointment of Supervisory Board members

3rd May 2007	Second call to the Ordinary Shareholders’ Meeting for approval of the proposal of net income allocation and appointment of Supervisory Board members

15th May 2007	Meeting of the Management Board to approve the quarterly report as at 31st March 2007

21st May 2007	Coupon presentation

24th May 2007	Dividend payment

11th September 2007	Meeting of the Management Board to approve the half-yearly report as at 30th June 2007

13th November 2007	Meeting of the Management Board to approve the quarterly report as at 30th September 2007

As shown in this calendar, the Company - availing itself for 2007 of provisions set forth in art. 82, par.2, of the Consob regulation approved with resolution no.11971/1999 and subsequent amendments and integrations - shall not disclose the reports relating to the fourth quarter of 2006 and the second quarter of 2007 since it shall make available the drafts of the Parent Company’s and the consolidated financial statements and the half-yearly report at its Registered office and at Borsa Italiana within the term of 31st March and 13th September 2007 respectively.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to a valid exemption from registration.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investorelations@bancaintesa.it	stampa@bancaintesa.it
investor.relations@sanpaoloimi.com	infomedia@sanpaoloimi.com

www.intesasanpaolo.com